Exhibit 99.2

REFINITIV STREETEVENTS
EDITED TRANSCRIPT
MG.TO - Magna International Inc Investor Event

EVENT DATE/TIME: APRIL 13, 2021 / 12:30PM GMT

APRIL 13, 2021 / 12:30PM, MG.TO - Magna International Inc Investor Event

CORPORATE PARTICIPANTS

Louis Tonelli Magna International Inc. - VP of IR

Seetarama Swamy Kotagiri Magna International Inc. - CEO, President & Director

Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Brian Arthur Johnson Barclays Bank PLC, Research Division - MD & Senior Equity Analyst

Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - MD

Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector

John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst

Michael W. Glen Raymond James Ltd., Research Division - Equity Research Analyst

Peter Sklar BMO Capital Markets Equity Research - Analyst

Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst

PRESENTATION

Operator

Before we get started, please note that the management presentations which follow and the question-and-answer session today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements. Please refer to the slide on the screen for a complete description of our safe harbor disclaimer.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Good morning, and thank you for joining us. It is a pleasure to be with you today. I have just finished my first 100 days on the job, and if this experience is any indication of the future, and I believe it is, I consider myself very fortunate. We have a great management team, and we have worked together for much of the last year on our go-forward strategy, and I'm very excited to share with you today. At the end of the session, I am confident you will be as optimistic as I am about the future of Magna.

Since this is my first investor event as CEO, please indulge me for a few minutes to look back into Magna's history, one of strategic growth and one that helps set the stage for the future.

We are a company that began more than 60 years ago, launching from a garage with small stampings and big aspirations. By the end of the '60s, Magna had grown to more than $4 million in sales. Our decentralized culture started taking shape in the '70s, and we reached $100 million in sales, reflecting an average growth rate of 38%.

We accelerated growth during the '80s. We expanded into Seating and launched a RIM process for bumpers. And in just a decade, we had grown tenfold to $1 billion in sales. In the '90s, we took hydroforming technology from the plumbing industry and developed a high-pressure process for truck frames. This eventually helped us win business on the largest program in the world. At the time, we had never built a truck frame. That same decade, we acquired Complete Vehicle manufacturing and reached more than $9 billion in sales, reflecting an average growth rate of 22%.

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Over the past 20 years, Magna grew organically and through key acquisitions. We brought composite lift gates to market, led the industry in rearview cameras and accelerated our powertrain business.

Today, we're a $40 billion company and one of the largest automotive suppliers globally with 158,000 employees. Our business generates strong returns and significant cash flow. In the past 5 years, we invested $12.5 billion in our business while returning $7.6 billion to shareholders.

Our success and growth is enabled by Magna's foundational strengths: Manufacturing expertise; entrepreneurial, innovative thinking; disciplined, profitable growth; decentralized structure; and at the core of our culture, our people, who share a desire to be the best in everything we do.

As we look ahead, we see that mobility is evolving faster than ever before. Many of the changes are being driven by increased regulation, whether it is safety or environmental and changing consumer needs. Electrification is no longer just a variable to manage fleet emission requirements, it is a differentiator for OEMs addressing social responsibility and creating excitement with consumers. Additionally, driver-assist functions are here and accelerating in all segments and regions, making driving not only safe but convenient. And connectivity, among other things, brings additional features, optimize performance and efficiency through software-enabled functionality.

As these trends continue, we are seeing an emerging landscape: Mobility as a service, new business models and supply chain ecosystem. We operate in a high-tech industry that is going through a transformation.

The evolution of mobility continues to bring a number of new and exciting opportunities for Magna. When you look at the power of Magna, our ability to deliver a wide range of components, systems and complete vehicles is unique. No other supplier even compares. Our integrated systems approach enables us to provide numerous optimized solutions at the vehicle level, which positions us well beyond a traditional supplier role.

For instance, we can address styling and packaging for different propulsion systems, including flat underbodies or seats with a lower box height. We can utilize our understanding of battery management, eDrives and software to offer a best-in-class EV driving range. And we can integrate ADAS sensors, mirrors and lighting to provide solutions that improve safety and convenience. These are just a few examples that demonstrate our systems approach. There are many more, as you will see later.

Before we get into the details of our strategy, let me first address the topic that many of you often ask: The implications of the shift from ICE to electrification. I will first give a view from an industry standpoint, then talk about how it relates to Magna.

You might not even realize, but only 25% of a vehicle's content approximately is directly linked to propulsion, while 75% is agnostic. Even with the shift towards electrification, the majority of vehicle systems, things like the body, chassis and seating, will all continue to be integral to the car of the future. That's important to know because it's even more true for Magna.

A substantial portion of our product portfolio today, approximately 90%, is not impacted by powertrain changes, whether it's EV or ICE. That 90% of our portfolio continues to be highly relevant to the car of the future and should help us continue to expand and grow. Additionally, many of our powertrain capabilities are applicable to EVs, ICE-based vehicles and everything in between. I will elaborate further on our electrification position as we get into our strategy. But as we look at our coverage of vehicle systems, know we have a solid foundation to build from and are well positioned as the industry transitions to electric vehicles.

So let's take a closer look at our go-forward strategy. There are 3 key aspects: Accelerate our capital deployment towards megatrends and high-growth areas, drive operational excellence to improve performance and unlock new business models in markets by leveraging the full breadth of our capabilities. I'll address each one in more detail, starting with capital deployment in high-growth areas.

As we assess our current product portfolio, we see 3 major categories. First, there is a part of our portfolio that is positively impacted by the megatrends. Some examples include powertrain electrification, battery enclosures and ADAS. Across this category, we see the addressable market expanding and creating strong growth opportunities. In order to take advantage of this, we intend to make both organic and inorganic investments. We are already growing here with a strong backlog of booked business and continue to see significant additional opportunities.

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Next, there is a large portion of our business that includes key elements of a vehicle today and will remain highly relevant to the car of the future. For instance, body, chassis, mirrors, seating, lighting all continue to be relevant. We have leading positions in many of these as well as scale and know-how. We intend to continue to invest and grow in line or faster than the market. And we expect strong returns and cash flow from these products to fund faster-growing areas.

Lastly, there is a small portion of our portfolio that is negatively impacted by the megatrends. This includes manual transmissions and traditional all-wheel drive, 4-wheel drive products. These areas will be a smaller part of our business in the future as the industry shifts to EVs. Despite their declining relevance, our assets and expertise remain relevant and can be redeployed. For example, all-wheel drive, 4-wheel drive will evolve towards eDrives. And this is an area we already have strong capabilities and have been awarded business.

The bottom line here: Our portfolio strategy should drive top line growth, shift Magna's sales mix over time and generate strong returns for our shareholders.

Now looking more closely at some of the high-growth areas that will drive our business forward, starting with electrification. Our powertrain expertise is supplying power to the wheels. And our capabilities are, for the most part, neutral as to the power source. We leverage a set of scalable building blocks that enable us to supply our traditional products as well as electrified components and systems.

With Magna's years of experience developing fully functional all-wheel drive, 4-wheel drive systems and DCTs, many of the critical building blocks carry forward to electrification. A great example is leveraging our software and controls expertise to optimize the overall vehicle performance and extend range.

Going forward, we expect to leverage our various powertrain building blocks to reduce time to market, reduce cost, commercialize new products with best-in-class efficiency to be a leading player in electrification.

Additionally, our recently announced joint venture with LG is an important vertical integration step. At the same time, it allows us to participate in the fast-growing e-machines and inverters market for OEMs who choose to do system integration work in-house. We are launching 2 eDrive programs in China and the first of 2 high-volume 48-volt DCT products. In addition, we expect growth coming from primary and secondary eDrive business with a new customer, and expect more than 50% sales CAGR over the next few years in our proposed joint venture with LG.

All told, we expect to have over $2 billion in managed sales from our electrified powertrain business by 2023 and believe we can double that amount by 2027. This should give you a sense of our strong competitive position in the electrification space. In fact, the transition to electrification offers a significant market opportunity for Magna. Let me share 2 examples.

Currently, we only participate in about 40% of the transmissions market with our DCT and manual transmissions. But with the transition to EVs, we can address the entire market with our eDrives and with a higher average content, resulting in a much larger addressable market.

Next, approximately 20% of today's global market is equipped with a all-wheel drive or 4-wheel drive system. Even if you assume that EVs will have about the same take rate, which I personally feel is conservative, our opportunity is higher since the secondary eDrive offers the same functionality and has a higher content per vehicle than an existing all-wheel drive or 4-wheel drive system. If we include the market for hybrid vehicles, which we expect will increase over the coming years, there are even greater opportunities for Magna.

We are developing and bringing to market some exciting technologies. We have a connected eDrive for a PHEV featuring a smart operating system that identifies things like traffic, weather, terrain and locations for charging stations, to increase range while reducing emissions up to 38%. We also have an electric all-wheel drive for SUVs that features our latest e-motor, power electronics technology and auto disconnect, delivering best-in-class efficiency, safety and convenience. Best of all, we received our first program award on this technology.

Lastly, our solution for automakers to electrify pickup trucks without sacrificing their utility and functionality. Our eBeam provides a drop-in replacement for a traditional beam axle, enabling OEMs to use existing frame designs and assembly processes without disruption. We have received significant interest from several OEMs and expect to bring this to market soon.

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Now let's look at opportunities and progress in our ADAS business. Our immediate focus is on driver-assist features that automate certain parts of the driving experience, making it safe, convenient and fun. Our building blocks include the sensor suite, compute and software. They set the foundation for our focus on delivering full ADAS to our global customers with features such as automatic emergency braking, lane-keep assist and advanced trailering.

And as NCAP requirements drive change, our building block approach allows for a progression of more capable features to reach higher levels of autonomy. A great example is our new driver monitoring system which will be in production starting in 2022. We are also taking our expertise in cameras and mirrors to develop fully integrated monitoring systems that offer in-cabin features. At the same time, we can deliver advanced features, including highway pilot and autonomous valet park, which provide increased levels of functionality.

We expect our ADAS sales to grow above market at approximately 20% annually until 2023 and believe we can grow 15% to 20% annually after that to 2027. This reflects the investments we made and continue to make to strengthen our position. With an expanding team and strategic partners in place, we expect to gain market share in this growing area.

If you consider other areas in our portfolio, the shift in megatrends allows us to rethink what is possible elsewhere in the vehicle. There are so many great examples across Magna. Let me highlight just a few.

Every electric vehicle will need a battery enclosure. To address this critical need, we have engineered a product platform to meet stringent crash worthiness, durability and thermal requirements. These products have significant technology and engineering content, and there is a lot of interest in the pipeline. In fact, we recently received 2 business awards for these products. Given the CPV for this enclosures, which is favorable to that of an eDrive or full-size truck frame, the market potential is huge.

With our extensive materials and process expertise, we developed a first-to-market front panel that integrates lighting, sensors and cameras, supporting autonomous driving without sacrificing aesthetics. We call it Mezzo Panel.

We also have our new smart access technology which enables unique vehicle access experience. We recently received our first program award on this with a European OEM and expect more to come. This is another example of Magna's advantage as we combine our systems expertise in mechatronics with electronics.

Likewise, by combining lighting and electronics, we developed an adaptive beam headlamp, which takes data from our front camera and increases safety by removing glare for oncoming drivers.

These are all great examples of innovations coming from within Magna, but we also leverage our open-for-business mindset, collaborating with those outside our company. This includes work with start-ups such as Innoviz, who we partnered with to bring solid-state LiDAR technology to market. And with Uhnder, we have defined and developed the industry's only digital radar solution that leapfrogs the competition. Earlier this year, we received our first program award on this technology. As you can see, we continue to expand relationships with a wider range of start-ups and entrepreneurs to help bring even more innovative solutions to market.

Now let me switch to the second pillar of our strategy, our drive for operational excellence. Manufacturing is core to our DNA. We use it as a competitive advantage. Just like mobility is evolving, so are operational processes, offering huge opportunity to increase efficiency and ultimately impact the bottom line. Magna's MAFACT operating system is a foundational element for our world-class manufacturing journey where we track several KPIs like overall equipment effectiveness, standardized work, total predictive maintenance, 5S and so on.

A natural progression of our deep commitment to WCM is our smart factory implementation. It's an area in which we have over 90 different projects in process today, ranging from advanced robotics to additive manufacturing to augmented reality. Let me touch on a few examples.

First, a technology application in what we call Smart Dies is a targeted way to stabilize Class A tools. We track and modify material flow as the die heats and cools. These real-time adjustments help eliminate defects and rework costs. The early results of our pilot program shows significant promise.

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Another example is our advanced robotic system for high-volume production. We are using vision systems and advanced robotics with artificial intelligence to pick and place components which allows for more efficient use of our workforce. A third example is our fenceless robot systems that allow the operator and robot to work together. We are seeing almost double the payload at 10x the speed of other systems in the market.

It goes beyond advanced robotics and machine learning. We are using data analytics to better optimize processes. For instance, we are using data to help minimize paint waste during the color change process. Implemented across all paint lines, we are seeing significant cost savings, and this is just one application. Our teams are currently working on identifying many more. Projects like this are essential for not only delivering continuous improvement, but also in managing ongoing pricing pressures.

Our focus on operational excellence overlaps with core elements of our sustainability strategy. We have multiple initiatives underway for energy optimization. Not only do they support operational and cost efficiency, but form the backbone of our journey towards carbon neutrality in all regions where we operate.

Speaking of which, I am pleased to share with you today our goal of carbon neutrality, by 2025 in Europe and globally by 2030. Our goals demonstrate our commitment to sustainable growth rooted in a science-based approach aligned with the objectives of the Paris Climate Agreement. Moreover, we believe that our climate goals align us with industry leaders in Europe and make us a leader in North America. Achieving carbon neutrality in our operations is only one element of our broader sustainability strategy, which also covers our approach to product quality, health and safety, diversity and inclusion and employee development.

Now rounding out our strategy, we are pursuing opportunities to leverage our systems and complete vehicle knowledge to unlock new business. As I mentioned earlier, the new mobility landscape is starting to create a wide range of opportunities. Although much of this is in its infancy right now, we do see potential in areas like urban delivery, factory automation applications outside our own divisions and collaboration with automakers as they look to grow in the mobility space.

In some cases, it's our full vehicle engineering and manufacturing capability that attracts new entrants and incumbents. Our flexible production network allow scaling to cost-effectively meet volume requirements as well as the localization of vehicles. In fact, we produced more than 3.7 million vehicles in our facility in Graz, Austria. We have a new state of the art paint shop with room to expand in Slovenia. We are launching an electric vehicle, the first of 4 variants, through our manufacturing JV in China. And we have indicated many times over the years, we are interested in establishing vehicle manufacturing in North America.

Here as well, we have the building blocks in place to participate in many of these areas as they evolve. I would say that it is our complete vehicle systems approach, combining all elements of our portfolio, that make our proposition much more attractive from capital efficiency, launch reliability and speed to market. This frees up potential partners to focus on their areas of expertise. This is what sets Magna apart in the industry and positions us to support the evolving mobility landscape like no other supplier can.

For anybody that wants to bring mobility to the market, Magna is the strategic partner to make it happen. A good example is our recent collaboration with Fisker on complete vehicle engineering and manufacturing, EV platform, electrical architecture sharing and a complete ADAS system.

Now I know there was a lot of information to take in. So let me recap our strategy: First, accelerating our capital deployment towards megatrends and high-growth areas; second, driving operational excellence to improve performance; and third, unlocking new business models in markets by leveraging the full breadth of our capabilities.

On that note, it's a good time to pass it over to Vince. Then I'll come back for some closing remarks before Q&A. Vince?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Thanks, Swamy. Good morning, everyone. It's great to be here, despite being virtual, to share our view of Magna's future.

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I've been with the company for more than 30 years, and I can tell you, I have never been more excited than I am today. While our go-forward strategy reflects continuation of our long-standing philosophy and foundational strengths, we have a unique and strong position in an extraordinary time for our industry. From a technological, financial and cultural standpoint, I believe Magna is on the winning side of change in the dramatic transformation in mobility.

As Swamy and I continue to work closely together, we do so with a shared goal of creating long-term value for shareholders. You've heard Swamy outline our positioning and go-forward strategy. These are supported by a consistent set of capital allocation principles.

We want to maintain a strong balance sheet, ample liquidity and high investment-grade ratings. This provides considerable flexibility to both invest for the future and manage through downturns. We will continue to invest for profitable growth with a particular focus on car of the future areas. We are being methodical in identifying gaps and the largest growth opportunities, and we'll act to strengthen our portfolio, both via M&A and through internal investments. We expect to invest, on average, approximately $600 million annually in engineering between now and the 2023 time frame in megatrend areas. And we will continue to return capital to shareholders.

Overall, our disciplined, profitable approach to growth has been and will remain a foundational principle as we move forward. Recapping some financial highlights from the past 3 years, you will see the strong position from which we are moving forward.

Regardless of whether sales were trending upwards or downwards, we outpaced weighted global production by a considerable amount over the past 3 years, averaging about 7% over this period. This continues a pattern we have seen for many years and reflects, among other things, our ongoing ability to bring advanced technology solutions to our customers.

We also generated over $5.8 billion in free cash flow over the period, reflecting our ability to convert earnings into cash while maintaining a disciplined approach to investment spending.

We invested $5.9 billion into the business. We also returned $4.7 billion to shareholders over the 3 years through the repurchase of shares as well as through dividends, dividends which we maintained last year while many of our peers chose to cut theirs. And we recently increased our quarterly dividend by 8% to $0.43, our 11th straight annual dividend increase. And our shareholders have been rewarded with a total shareholder return of 36% over the 3 years compared to a decline of 4% on average for our peer group.

We provided our financial outlook back in February looking forward 3 years. In that outlook, we expect continued weighted sales growth over market to 2023, reaching $43 billion and potentially as high as $45.5 billion. Our confidence in the outlook reflects the fact that more than 90% of the business is already booked.

We also expect significant growth in unconsolidated sales over the next few years, reflecting activities in our joint ventures for complete electric vehicle manufacturing, integrated eDrives and e-Powertrain components. We anticipate margin expansion over the next 3 years, reflecting, among other things, contribution on the higher expected sales, our continued initiatives in world-class manufacturing and benefits from restructuring actions taken in 2020 to address our cost structure.

Our sales growth, margin expansion and disciplined capital spending, together, should drive continued strong free cash flow generation over the outlook period in the $5.5 billion to $6 billion range. This solid outlook will help fund our ongoing growth investments for the future as well as our return of capital to shareholders.

I look forward to answering your questions in the Q&A portion of the show. In the meantime, I'd like to turn it back to Swamy for some closing thoughts.

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Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Thanks, Vince. With our strategic focus in place, we are well prepared to drive our performance into the future, expecting to continue to outgrow the market, expand our margins over time, maintain our high bar for capital efficiency and generate strong returns to both reinvest and return capital to shareholders. Over time, we expect a higher mix of our business to be positively impacted by the megatrends and a substantial portion of our portfolio to grow in line or faster than the market. Underpinning our approach is the philosophy of driving disciplined, profitable growth and generating sustainable shareholder value.

Unlocking untapped potential in a $3 trillion industry positions Magna to grow from a $40 billion leader today to a much larger one in the future. We are poised for market shifts, including a more electrified future. We are a supplier of choice to automakers and key enabler to new entrants. And we have a healthy balance sheet that we will use to fund our future. Everything you've heard today should deliver confidence in our ability and excitement for our future.

Thank you for joining us today. And we would like to invite you to our Q&A session now.

QUESTIONS AND ANSWERS

Louis Tonelli - Magna International Inc. - VP of IR

Hello, everyone. I'm glad you're able to join us for our presentation today. Our Q&A session will run similar to our typical quarterly calls. Swamy and Vince will be available to answer your questions. Call-in numbers are located directly below the video streaming window that you're watching. The numbers are also on the release that we issued yesterday. (Operator Instructions)

Our operator will now take you through the more details related to our Q&A session.

Operator

(Operator Instructions) And we'll get to our first question on the phone lines from the line of John Murphy with Bank of America Merrill Lynch.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

And just a first question. Swamy, you're the second- or third-largest supplier in the world, depending on the year. I'm just curious, as you look at all this potential growth, have you ever seen any pushback from your automaker customers? That they say, "Hey, listen, you guys are so large, maybe we're going to start thinking about diversifying to other suppliers."

And kind of in sort of in the same vein. If you think about this growth above market, is it content per vehicle or market share gain-driven?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

John, great question. I think if you look at it in the initial part of the presentation, we talked about the growth profile over time. And we have been in that position, like you said, top 2 or 3, and we continue to grow. I think ultimately, it comes down to being able to provide competitive solutions to the OEMs. And I always look at it as a much bigger industry, right? It's almost like a $3 trillion industry, and it continues to change.

I haven't really seen or we haven't really seen any significant pushback from the OEMs as far as we are competitive and we continue to bring the products and value to the table. I think there's a lot more growth opportunity out there as we are -- as the industry is changing and we continue to keep pace with it.

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John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

Okay. And then a second question on product-specific. The eBeam that you mentioned on pickups. I'm just curious if you could talk about that technology a bit more, describe what it is, what it replaces. And if it's incrementally all-new content potential for Magna on pickups.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Yes. John, the way we looked at it, I have constantly talked about it, is a building block strategy to look at the different pieces that puts the product platform together. It's actually the result of that.

We kind of looked at the pickups and the SUVs on a large platform, and you have to have EV variants as we go forward. And we were trying to address how do we give that optionality to the OEMs without giving up any functionality?

For example, in pickup trucks, towing and trailering is extremely important. So if you want to, on a large platform, have a EV variant, how do you do it without disrupting the packaging so that you can drop in without a significant change in the -- any frame-based vehicle.

That's one piece, continue to provide the key attributes of the SUV and the pickup, which is the trailering and towing. And then also, minimize any change to the assembly process because you want to be going off the same line.

So those are the key aspects that we took into account and went to our integrated eBeam technology and came up with this product. So we're really excited about it, and we've gotten a lot of interest from various OEMs to see how they can use this eBeam as a replacement for the traditional beam axle. So those are kind of the key USPs.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

Got it. I mean -- and Swamy, just a follow-up on that. How does that compare to a hub motor structure for a body on frame truck? I mean is it superior as far as towing and hauling, that a skateboard with a hub motor technology could not handle? I mean, is it also sort of functionally a better product than some of the stuff that's being proposed in the market right now?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

John, it's a little bit of apples to oranges. I think, like I said, our intent here is to say you have a traditional beam axle, which is kind of providing the trailering and towing and all of that. Our intent was not to change that architecture and give an option, right, so that they can go to the EV side of things. Obviously, there are other ways to do it. Like I said here, use the same platform, minimal disruption, have same functionality, become a EV. So that was the main objective here.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

Got it. Okay. And then just lastly, Vince, when you say accelerate capital deployment to areas of growth, how much of a change in strategy is that on your -- on the finance side of the house?

And does that mean that you'd be willing to maybe take on more leverage to grow the company faster over time?

Just how do we think about that from a numbers perspective? It just seems like it's actually a little bit of a shift, but not sure it's too great a shift.

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Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes, John, I think of it as really a continuation of what we've been doing. If you go back over the last several years, we've been investing a disproportionate amount, whether it's engineering or capital, in some of the megatrend areas. We've talked about electrification. We've talked about ADAS. We've talked about autonomy. We're starting to talk about new mobility.

And as the addressable markets in those areas continue to grow and we continue to participate and continue to gain market share, the amount of capital that we're allocating to those areas is going to form a bigger part of our overall investment in the company. So that's how we kind of look at on acceleration. The pace of that is going to depend on how quickly the industry changes. So I sort of think about it as a continuation, but accelerating.

In terms of the balance sheet and leverage, we've had these strong principles for quite some time in terms of where we want to be from a leverage perspective, in a 1 to 1.5x adjusted debt to adjusted EBITDA. That provides a tremendous amount of flexibility to do a whole bunch of things, protect ourselves in a downturn. So I think with that strength, the growth in EBITDA and the cash that we generate from our business, we have sufficient resources to continue to invest in the business and still be within our leverage targets.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

And Vince, just one, I'm sorry, financial question. On the near term, there's a lot of angst about production disruption on the semi storage. I'm not sure how much you can comment on that for what it means for 2021. But it also seems like you're endorsing your 2023 target. So I mean, implicitly, any near-term disruption would be just near term and your plans are on place for 3 years out.

But just curious if you can comment maybe on some of the noise and reality of these production disruptions in the short run. Once again, it seems like it's not disrupting your strategy 2 to 3 years out anyway. But just curious if you could comment there.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Sure, John. As we started the year and gave our outlook, our assumption was that any production disruptions would -- or lost volume would be made up by the end of '21. So as you move into '22, '23, there isn't an impact. We're going to be assessing that.

Certainly, there's been some volume declines. Our customers have been shutting down some of the -- their plants. I can tell you, from our part, we haven't disrupted production schedules of our customers. It has been tight in certain situations, but we've been able to work through all that.

And I just view this as a short-term blip. Whether we get all that volume back in '21, whether some of that falls into '22, I don't know at this point in time. We'll be able to assess that in the next 2 to 3 weeks. But as you get out to '23, that should completely disappear.

Operator

And we'll proceed with our next question on the line from the line of Peter Sklar from BMO Capital Markets.

Peter Sklar - BMO Capital Markets Equity Research - Analyst

Swamy, the first thing I wanted to ask you about is your initiatives and your progress in eDrive. So it sounds like that's going to be a big part of your electrification future. And the 2 things I was hoping you could address is, your capabilities or your future plans in eDrive seems to be in pockets. Like you have the partnership with LG, you have the partnership with HASCO, plus you have your own proprietary business. So I'm just wondering how we should look upon that.

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And then lastly, I mean, there's going to be a lot of players who are pursuing the eDrive. So if you could talk a little bit more about what advantages Magna has. You kind of inferred in your presentation, because of your -- Magna's long background in 4-wheel drive, all-wheel drive systems, that a lot of that expertise carries over. But I'm wondering if you could just elaborate a little bit further.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Peter, great question. I'll try to address it in pieces. We always talked about these building blocks, right? Looking at some of the key things, whether it's software, power electronics, gearboxes, e-machines and inverters.

If you look at the system knowledge that we had, looking at the driving dynamics of the vehicle, the efficiency, the comfort, safety, convenience, these are the high-level attributes that you have to take into account when designing your product. And that's kind of part of our system competence, whether it was all-wheel drive, 4-wheel drive or transmissions and so on. We are kind of carrying that forward into eDrives. And if you looked at the presentation, we showed you how these building blocks which were in the products today are evolving into the eDrives.

And when we looked at the overall ecosystem, we are -- we launched on eDrive, we are launching the second one in China. We have launched some hybrid DCTs, large, high-volume products there. We recently got awarded 2 more eDrives, both primary and secondary drives.

And one of the tech that I talked about really, the EtelligentReach, is really taking some of the auto-disconnect features, the operating system, the power electronics, the software, all of that brought into, A, integrated eDrive; but can also provide additional functionality, feature functionality. I think that's how we are able to bring the USPs of our system knowledge into these products.

You touched a little bit on LG. The LG-Magna JV is really a vertical integration play. We looked at all these systems, and we said, "Here are critical building blocks that we not only need to have a full system capability, but we need to understand the manufacturing and have the scale that is necessary," and therefore, the JV there.

In addition to that, if there are certain OEMs, just like any technology, while it's ramping up and electrification is still in its infancy, you will see a lot of players. And there's a lot of good suppliers that are coming in. You still need to have the experience of the systems, the auto industry, the reliability, all of that also comes into play. And we are an established player there, and I'm sure that will -- that experience will stand in good stead for us.

And if some OEMs decide to do the system integration in-house, then the e-machine, the inverters, the gearboxes, all of the stuff, we are able to participate in that market as we start. But I think in the long run, you'll see a lot more outsourcing. So that's kind of the overall picture and the strategy of how we are addressing the electrification. But I'm confident, with what we have and what I talked about, we can have a leading role in this field.

Peter Sklar - BMO Capital Markets Equity Research - Analyst

Okay. And then, Vince, just a quick question. On the $600 million of CapEx that you're -- you think you'll be investing in megatrends annually, is that -- like should we look at - the total CapEx level, which has been pretty level the last few years, should we expect that the total CapEx number is going to go up? Or is that just going to be, the composition of the CapEx is going to be changing and more and more of it is going into megatrends?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

So Peter, just a couple of things. The $600 million that we've been talking about is actually engineering spending. Over the next 3 years, it averages about $600 million. And that's being expensed, it's not being capitalized.

So I'll first answer engineering, I'll come back to capital. As I look at engineering, based on our outlook for 2023, the $600 million per year is going to cover the business that we have today. I would expect that, that's going to go up as we get more business awards, and business that we don't

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have today in '23 that may come on in '25 and '26 could potentially impact what we do from an engineering standpoint later on. But that's a good story, and we'll have to come and talk to everyone about some of the business awards and what impact they might have on engineering.

On the capital side, I'd say that we're running at about $1.6 billion a year over the next 3 years. That's a fairly good level. But Peter, as the business grows and our revenue grows, capital is going to grow.

And when I think about the shift in that capital, and more being invested, there's going to be more and more of that capital being spent towards some of the megatrend areas, of autonomy, electrification and new mobility, which is pretty normal. And you should be expecting that as time goes on, that, that proportion will change towards those areas.

As I think in Swamy's presentation, there was a slide that looked at kind of the percentage of our business today in the various 3 buckets and where that's going to be in the future, well, capital then is going to follow the same sort of ratio going forward.

Peter Sklar - BMO Capital Markets Equity Research - Analyst

Okay. And then Swamy, if I may, just one last question for you, kind of an open-ended question. But now that you've been in the CEO seat for a period of time and have had the opportunity to meet with investors, I'm just wondering, like what in your opinion is the most underappreciated aspects about Magna and your capability in terms of addressing these megatrends and otherwise? I'm just wondering what your -- how you see the prospective investors on Magna.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Thanks, Peter. Like you said, same table, different chair, right? I've been part of the management team for some time. But it's really interesting what you asked, and we all feel it.

The most underappreciated, I would say, is the enduring strength of our business model. I always felt the One Magna unique approach, I've never seen it as different product lines. We are unique in the sense that we can think like an automaker, we don't have to supply every system all in one. As an example, the full ADAS system. Can we supply it? Yes. But if you don't understand it, you cannot provide the real value in the systems when we bring to the table. So I think that's really unique.

And the other aspect which I talked about today, really, much of our business, 70% our business, is really well established. Not only well established, we have leadership position in most of the product lines. And as the car of the future evolves, all these products are going to evolve and are not going away. And this is what's going to help us fund the faster-growing areas that Vince talked about, I talked about, in the presentation whether it's powertrain electrification, autonomy or new mobility and so on.

I would say we are really well positioned for Auto 2.0. Those are some of the key things that I believe make Magna unique.

Operator

We'll get to our next question on the line from the line of Chris McNally with Evercore ISI.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD

Great. Team and Swamy, I appreciate the event. So my question is going to be about Steyr. Maybe in the past, I'm not sure if it's the right way to characterize it, but Steyr may have been thought of as sort of a measured versus proactive or an aggressive asset within Magna, and particularly that's around your capacity constraints in Austria.

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I guess my question is, do you think the current environment, is it fair to say that we're in sort of a new world, where just the unprecedented amount of start-ups means that Magna can get a little bit more aggressive when it comes to the business that Steyr takes on?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Chris, yes, I always felt contract vehicle manufacturing and engineering full vehicles together is a unique capability for us. From the outside, they might see it as just a manufacturing contract, but it actually gave us, whether we're defining and designing all-wheel drive, 4-wheel drive systems or ADAS systems or underbodies and vehicle architecture, it gave us really a view of the whole system, look at the entire vehicle and figure out what's important, how they interface and so on. So that's been unique. So it's been a contributing factor to our success.

The second aspect which you brought up. Whenever there is a change, it's an opportunity, right? And with the change that's happening in the industry, where we are looking at mobility as a service, different business models, there is a significant shift in the vehicles itself going to electrification, looking at autonomy. All of this is making the OEMs and the supply base rationalize where and how they play.

And I think with the deep systems knowledge that we have in the various product lines, being able to bring it all together with our Steyr model, I think that is the unique part. And we see a lot more opportunities, right, whether it's incumbent OEMs looking at other variants and different platforms or new entrants that are coming in with asset-light models and so on.

So yes, definitely, we see a realization of the value that Magna can bring at this point in time.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD

That's great. And Swamy, my one follow-up would be, if we think about sort of the goal of expanding Steyr past Austria or sort of a bar or a hurdle, typically, you've talked about needing enough new sort of solid OEMs, or programs really, to justify, call it, the 200,000 to 300,000 units needed to build a separate facility. I think in the past, you said that it would make sense at some point to have a North American facility.

You had some announcement with some new players like Fisker and REE. Do you still need more to sort of get over that hurdle before you have enough confidence to make the jump to a new facility?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Absolutely. I think we always said we are open to the idea of having a manufacturing footprint in North America. If you look at -- our Europe, between Graz and Slovenia, we have 180,000 to 200,000 units per year capacity. If you look in China, an additional 180,000 units per year there.

I wouldn't say it really has to be 200,000. There is various aspects that we have to look at. It's more about the visibility. How long the program and what is the model? How do we share not just the plan but the investment profile?

And there are some other things, right, when you're designing the vehicle. Does it need to have a paint line? Do you have a very clear road map, starting with 20,000, 30,000 units and getting to 80,000, 100,000 and get to 150,000 units?

We have that flexible model to scale. We have shown examples of doing that in Hoce. And so it's not as much a fixed amount to start with, but a really good, visible road map and the desire to work together. I think with that, we should be able to -- not just should. We want to be able to put something in North America.

Vince, anything to add there?

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Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

No, Swamy, I think that's the right way to think about it. From an investment perspective, obviously, as we're looking at making investments, we're still looking at what's the market size? What's the potential? What are the returns? At the end of the day, as we're putting capital to any project, we want to make sure that we have the appropriate returns, and we look at the appropriate time frame.

I've also been talking about North America for Steyr for quite some time. Hopefully, at some point, we have an opportunity to put something in North America and balance out our portfolio of what we do at Magna Steyr across the globe.

Operator

We'll go to our next question on the line from the line with Dan Levy from Credit Suisse.

Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Helpful event. Wanted to just start with a question on the capital allocation side. As you're looking at routing more capital towards higher-growth areas, maybe you can give us a sense of what aspects of the portfolio you expect to route proportionately less capital to. Or maybe give us a sense of the parts of the portfolio that are maybe more capital-intensive now, but which could see capital spend normalize, which allows you to focus more on the higher-growth areas.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Vince, maybe I'll start off, and you can add. It's not really about stopping capital deployment in one versus the other. As Vince said, we see the mix shifting. So as the addressable market in the fast-growing areas, whether it's powertrain, electrification or autonomy, and for that matter, in the body and chassis, the battery enclosures, and all of these are growing rapidly. So our capital deployment is going to accelerate so that we can maintain or even gain market share and take advantage of these opportunities.

So I think we'll be very much focused on maintaining our disciplined returns-based approach to investment. That principle will remain the same. But we are fortunate enough that we have a healthy balance sheet. And as the right opportunities come and meet -- and are able to meet the financial hurdles, I think we'll deploy capital in all of the opportunities.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Maybe just to add to that, Swamy. There was a slide in the presentation that looked at sort of positive, neutral and negative to the megatrends. So if you think about just the negative trend part of the business, the capital deployment in that area is going to be necessary to support customer programs. It's going to be pretty specific. So that's going to decline over time.

When you look at the big chunk, which is kind of aligned with the car of the future, the neutral part, 70% of the business, we're expecting to grow there. And our plans are to grow faster than market like we've been doing for a number of years. And where you're going to see more capital and engineering being invested is in the 20% of the portfolio today that's aligned more so with the car of the future.

But I think as the business grows and as our earnings grow and our cash flow grows, it's just how you allocate that cash flow. And we do have the strong balance sheet, too, Swamy, that we could use for the right opportunities. I think just when you do the math, it's going to see that there's more capital being invested, and engineering invested, in the car of the future type product areas.

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Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

And just to clarify, on that chart of positive along negative, specifically body and chassis, which there's always going to be some content there. Even with automakers pursuing structural battery packs, that's all still completely neutral on the body and chassis side?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

So Dan, when you say completely neutral, like you mentioned the battery enclosures becoming part of the structural system. That is a new product line, right, that adds to what we were doing.

There is going to be evolution in the design and the material and so on like -- but you made the comment rightfully so, the body and chassis is always going to be there. It's going to evolve, material, process, structure and so on. But it's going to continue to be there. And with the know-how that we have, with the asset base that we have and the knowledge that we have and our market position, we believe that's continuing to -- will continue to grow, right?

Besides that, there is other opportunities. As the systems come together, there is going to be a lot more integration. And if you have the right solution to be able to bring to the table, that's going to be an added advantage for us.

Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Okay. Great. And then my second question is, I'd just like to ask about your ADAS business. We're clearly seeing a shift in the market in terms of content per vehicle, that's coming up as systems are more advanced. Maybe whereas the prior dynamic was one of the Tier 2 provides to the Tier 1, Tier 1 gives an integrated system to the automaker and it's largely plug-and-play, now we're seeing automakers maybe taking more of a role in shaping the systems. Maybe they're doing more on the sensor fusion side. They're playing a more active role, it seems.

So just my question is, how should we look at your efforts in ADAS in the context of automakers potentially trying to do a little more in-house as that content per vehicle increases?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Great question, Dan. I think when you look at the ADAS, I really like to say the end product is the product features, right, whether it's lane keep or lane assist or adaptive cruise control or trailering and so on and so forth.

And different OEMs have different ways of achieving it. Some of them source systems, some of them source sensors and compute separately. And in some cases, we are actually launching, and we are doing the entire fusion. I think that will continue over time. Again, it's an area that's emerging and changing fast.

We took the same approach of what are some of the key aspects that are needed to build this system? Sensors, we need the compute, we need the software and the algorithm talent. There are about -- I think the Magna-designed or -implemented features are in over 250 vehicles models. Some of them where we actually provide the sensors, whether it's cameras and so on and so forth; or in some cases, it's actually bringing the whole thing together, including these like we do in the surround view systems, the in-cabin imaging systems, monitoring systems and so on.

So we have the capability. With Fisker, we have the entire ADAS system that we are supplying. I think it's important to understand that.

And just to keep pace with the technology, we are looking at really innovative ways to do this. In the digital radar, we worked with a start-up. We got the first award on it. It's a digital radar chip, but we are doing everything on top using that. We are working with Innoviz on the LiDAR side for the optical module, and we are doing the system integration and the software and all the other pieces.

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So I think it's going to be a mix of the 2. We just need to stay flexible and stay with the market.

Operator

We'll get to our next question on the line from the line of Rod Lache with Wolfe Research.

Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst

I had a couple of questions. First, just following up on the complete vehicle assembly opportunities that you're alluding to. In the past, Magna's capability was really just its flexibility to a large extent, your ability to take lower-volume opportunities that still gave you very attractive returns. And it sounds like the mobility as a service opportunities fall into that category.

Do you think that some of these opportunities are actually larger in the future than what you've had in the past? And would those opportunities be pursued in collaboration with other partners? Or do you expect to generally have kind of a wholly owned CVA business?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

I think our contract vehicle manufacturing business, I wouldn't really say it's only low volume. We have done anything from 5,000, 10,000, all the way to 100,000, 150,000 units per year, right? And as we went through some of these programs over time, we actually worked with the OEMs to do full vehicle engineering along with them, the development service, too. So that is, I think, the uniqueness of what we have been doing. And I think the foundational -- the existing OEMs, incumbents are still going to continue to work with us, and that's what we see.

The new entrants and the mobility as a service, as you said, is emerging. And whether -- it's more about the ramp. They might start off in the low volume and get to a higher volume. And there is different scenarios that we look at. And our key strategy to be able to address this is how do we have a flexible assembly or a manufacturing, modular system that we can scale in an efficient way, right? So you can get to 19,000, 20,000. And how do you duplicate that either in a shift pattern or adding some stations or duplicating a line and doubling capacity and so on.

And so there is various ways to look at it, and that's how we are looking at it. And I think this opportunity could be much larger. And when I say that, it's not only vehicles as we see it today. There might be vehicles that are transporting goods, the last mile, first mile, we think there is multiple opportunities there.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Swamy, just add to that, Rod, you asked about whether this is something we do on our own or we partner with someone else. I think it's all open and depending on the situation and the opportunity. If you think about what we have in Europe today, it's wholly owned. You think about what we have in China, we have a partner in China. So we're open to different types of models, depending on the situation, how best we could service our customers and generate a reasonable return for our efforts.

Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst

Okay. And on the LG JV that you said you've got a $2 billion target and then $4 billion after that. If I divide that by the $1,100, even in 2025, 1.8 million vehicles is probably 13%, 14% share. And if you double that by 2027, it might even be the high teens. Can you give us a sense of the composition of this? What is the -- how much of this is consolidated? And what are the maybe regionally or types of customers that you see there?

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Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

So Rod, I think when we talk about the $2 billion and $4 billion by '23 and '27, it's the total managed sales. It is not just the target for the LG-Magna JV, right? So that's looking at the overall and what we have in powertrain and the JVs.

So about 20% of that is consolidated in the 2023, and 80% is unconsolidated. And as we move towards the '27 time period, the $4 billion estimate managed sales, 40% becomes consolidated and about 60% in the unconsolidated.

We really are not fully talking yet about the available market and how we go about in the e-machine, inverter from our JV perspective. Once we -- the close is done in this quarter, we'll be able to better have a combined look and a viewpoint on that.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Just for some point of clarification. We talked about the $2 billion and the $4 billion. Actually, it's over $2 billion and it's over $4 billion. So we'll -- that will evolve over time, but that's where we estimate sales will be in those 2 time frames.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

And Rod, one other -- sorry. One other point. I think in '23, of the $2 billion estimate of managed sales, 80% is eDrives, and about 20% roughly is the 48-volt. And as we get into the 2027 time frame, of the $4 billion estimate, about 65% is eDrives, about 30% is the 48-volt, and 5% would be what I call the DHT, the dedicated hybrid transmission or dedicated hybrid drive.

Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst

Okay. That's helpful. And just to -- maybe just one point of clarification and one last question. Just to clarify, Vince, you're not changing any of the growth over market forecast that you had given previously. I think you had talked about 3 points of growth from market and 0.5% to 1.5% of growth over market over the next couple of years.

And then my last question is just strategically, software is becoming a much bigger component of the value-add in the vehicle. Can you just give us a sense of how you see that evolving for Magna? So what's the percentage of value-add? And do you see any changes in terms of what's being done by suppliers and what's being done by automakers in terms of software?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

So Swamy, I'll answer the first part of that. In terms of growth over market between '20 and '23, no, we're not changing that today. But we talked about a 1% to 3% growth over market. And that's negatively being impacted by about 1% from our Complete Vehicle business. As some of the business that we have today at Magna Steyr comes closer to end of life, our sales are dropping there. So ex Magna Steyr is 2% to 4% over the relevant markets over the time frame, '20 to '23.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

And Rod, to your question about the software. I think as I talked about some of the products in powertrain, the Reach and the Eco and the eBeam, there is a lot of software content. We are using the operating system in the -- in one of the products that I talked about, where you're able to take multiple things into account, right, even connectivity, to interface with the other domains in the vehicle, to look at the route planning, to look at the information from sensors and so on and so forth.

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We are able to use that to improve efficiency. We are able to look at the drivability and the handling of things in the eDrives, both primary and secondary. We took the auto-disconnect from our all-wheel drive, 4-wheel drive system, and we are putting it in some of the product families that I talked about.

The foundational element of all of this is the system operating software, right? I think we are able to bring a lot of value there. Like you said, that, that is the incremental value, just not in the e-machine and inverter, but how the system comes together. As we are able to bring this software-enabled feature functionality to play, we are expecting a higher content there.

Operator

We'll go to our next question on the line, from the line of Brian Johnson from Barclays.

Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst

Two questions. First, when you look at the range of joint ventures that you're establishing in the e-mobility spend, can you give us an example of -- can you just kind of talk us through what your financial metrics are, in addition, of course, with thematic of getting in on that business?

And in particular, how do you get comfort with some of the start-ups, REE, Fisker, that you're working with in terms of both what they're doing and then their ability to both ramp and to pay you over time?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Do you want to start?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Well, Brian, just in terms of how do we get comfortable, just a couple of things. One, as Magna Steyr and its capabilities, we have a lot of people knocking on our door. So we have the benefit and the luxury to look at the new -- the entrants -- the new entrants that are coming towards us and trying to assess their business plans and their profiles and whether we want to devote energy to that. And that could be capital as well as human capital.

From a financial standpoint, what we're looking for is how do you share the investment? What is paid on a progress basis? What is amortized over the piece price? And it's going to depend on the particular situation. But we do have flexibility in how we look at things. And certainly, we want to make sure that as we're investing money, that we're being compensated appropriately and not taking on too much risk.

Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst

Okay. And then switching over to the ADAS. A prominent automaker went on Twitter this weekend and said that they're going to not use radar for full self-driving, maybe ADAS as well. You've got a radar business. I guess 2 questions. One, what do you think of that? And two, where do you see your radar business growing? And is it a stand-alone ADAS or really part of your sensor fusion suite?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

I think if I understood your question right, you said radar being not used in autonomous. If you really look at the sensor suite of the L2, L2+ range, I think it's going to play an important role.

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Like I said before, every OEM based on the architecture and based on how they're architecting their electrical and their software, will have different ways to achieve the end objective of providing these features to the consumer. I think radar is going to play a significant role in the L2, L2+ and even beyond, I think, even in automated systems.

I think the uniqueness of the radar that we talked about has -- is that it is digital. And it's -- we expect it to be first to market with this product. And the digital modulation here offers unique advantages. There is no interference or it mitigates that part of it, the low latency imaging capabilities, high resolution, among other attributes. And more importantly, all of these are combined with the power requirements and cost efficiency that's required in the market.

So with that in place, I think it will play a significant role. We are not tied to saying that the radar has to be done as a system. Like I told before, just like cameras, radar by itself could be a module. Or if it's a whole system and the fusion, then we can do that, too. So we're open to both.

Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst

Okay. And just back on the capital allocation, working with joint ventures and startups. What are the milestones to actually building something in North America? One, do you need a firm commitment to fill up a plant?

And then two, how are you thinking about what might come out of Washington, D.C. in terms of a buy American tilt towards EV subsidies for manufacturing? And would that influence your decision?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Yes. Like I said before, I think it's road map visibility and partnership, right? The model of contract vehicle manufacturing is a little bit different than our other part of the business, and we have flexible models there to look at it.

Like I said before, whether it's a brownfield or greenfield. Does it require paint or not? What's the ramp of the volumes as we go forward? Who pays for what, and how do we share the cost? I think all of this play a role. The -- I wish there was a concrete answer from a mathematical term, but it's not. But we see a lot of potential and opportunities there.

I think if there is incentives from the government and just generally the market, which I think will accelerate electrification even more. And if it does, I think we -- that's even a bigger opportunity for us.

Operator

We'll get to our next question on the line from the line of Michael Glen with Raymond James.

Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst

Just coming back to the LG JV. I just -- can you just maybe go into the scope of this JV in a little more detail? Who are the OEMs that it serves?

And how do we think about Magna expanding the eDrive product into North America or Europe? What exactly do you need in order to grow the eDrive in those markets?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Maybe first to state, the main objective of the LG-Magna JV is to enhance the vertical integration, right, as well as the overall efficiency at a system level. Magna has the system knowledge and be able to integrate the overall system. Look at the building blocks, these 2, which is the machine and

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inverter, we believed were critical, we needed to have the manufacturing scale and the knowledge as we go through the overall system. And that's the primary reason.

The second one. As certain OEMs are trying to do the integration in-house, they're still looking for subsystem supply, right, which is the emission and inverters. We would be able to participate in that.

The -- some of their key principles around -- so the JV provides the, call it, the subsystems, the e-machine, inverter, to Magna. We do the overall system and supply that, whether it's Europe and in North America. We are able to provide the JV with a gearbox, as an example, or the system knowledge, so that they can address the eDrive needs in Asia, Asia-based OEMs.

So we felt all in all, it's a win-win situation to get the vertical integration, to get scale and some of the critical pieces of the eDrive. And we are able to participate both on the component side as well as the eDrive systems side.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

And the operation does have business today. In 2019, about $150 million in sales. Sales will be ramping up based on business that is already there. And there are a number of customers that the joint venture will service.

Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst

And are you able to indicate the sales target you spoke about in 2025, how that breaks down between Asia Pacific, North America and Europe?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Yes, I think we'll be able to provide a little bit more when the JV is closed, right, this quarter, and we kind of look at the market and the opportunities together. We kind of indicated that the LG-Magna JV by itself, like Vince said, about $150 million starting and growing at 50% CAGR in the coming years in the planning period. So as we go forward, we'll be able to give a little bit more color on that.

Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst

And as the eDrive market evolves, what type of strategy are you seeing the incumbent OEMs take with respect to in-sourcing and outsourcing? Are they more inclined to outsource this portion of the powertrain? Do they view it as proprietary in nature? And maybe just relative to the legacy engine and propulsion business, do they have a different view on these emerging electric platforms?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Michael, great question. In powertrain electrification, like I said, really is just in its infancy to some degree. And as it emerges, it's a huge addressable market. OEMs, just like any -- when the technology comes and there is change, they're considering different strategies. We have seen some to keep initial system programs in-house, some OEMs are outsourcing and some are still undecided. And I really don't think it's any different than what we've seen in the industry with other product areas when there is a change.

My belief, personal belief, expect OEM sourcing strategies to change over time. And I think it will lead to further outsourcing because they have to leverage the scale, their supply base to drive down costs in high volumes.

I think it will also be influenced by the extent of purchasing like rare earth elements, copper. I talked about manufacturing scale over time. Suppliers who are doing this for multiple OEMs and platforms, I think, will be able to get some synergies. And the differentiation could be done at an application layer in software and some of those things.

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APRIL 13, 2021 / 12:30PM, MG.TO - Magna International Inc Investor Event

So there's going to be a mix of the 2, but as it evolves over time, I see a bigger opportunity that will be outsourced.

Operator

We'll get to our next question on the line, is from the line of Itay Michaeli with Citigroup.

Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector

Great. Thank you for hosting this event. Just 2 questions. First, on the ADAS CAGR from 2023 to 2027, I believe the 15% to 20%. I was hoping, at a high level, you could talk about the drivers. And maybe split between some of your newer product segments like LiDAR, radar and DMS versus some of the more legacy vision segments. And within that, I was hoping you could also just talk to how we should think about content per vehicle for DMS now that you have the production award.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

Our ADAS portfolio really covers the complete range of features and functionality up to the L2+, like I said before, Itay. And we are really focusing on the feature functionality piece of it, how do we address the market and cap requirements and then take it to the advanced and premium features like trailer assist, highway pilot, autonomous valet and so on and so forth.

Today, our primary sensors are front, rear and surround view camera systems. And as I talked about, we have the awards in LiDAR and radar. We've been talking about it, and we see a lot of interest in that. But I think fundamentally, it comes down to how we can bring this together, even including our modular domain controller, and bring the features to the market.

Today, we believe, based on what we have and how we see the market is how we gave the 15% to 20% growth. We're not really breaking it down to whether it's camera or radar or LiDAR. We're looking at the overall system.

And then you asked about the driver monitoring system. It depends a lot on the inside mirror and what else is -- how the OEM is architecting it and how they are consolidating different things. But if you look at a rearview camera or the mirror by itself versus us bringing the overall driver monitoring system, the content per vehicle is significantly higher. But there is a range. So the low range on the driver monitoring system is better than the high range of looking at independent systems. So it's really favorable for us right now.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

So Swamy, maybe if I could just add to that. As you look at our business in 2020, it was about $550 million in ADAS. If you look through our planning period of '23, that will get to about $1 billion, plus or minus. And if you run forward to '27 with the growth rates we're talking about, you could be in the roughly $2 billion range, based on some of the visibility that we have today.

Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector

That's very helpful. And then just a follow-up on kind of -- thank you for providing some of the longer-term perspectives on growth of the market in margin expansion. Maybe Vince, on the margin expansion side. Clearly, some of that will depend on segment mix, particularly within Power & Vision. I was just curious, at a high level, whether you think there's scope for margin expansion across all your segments beyond 2023. Or does it become a bit more dependent on segmentation mix, given the growth you're seeing in Power & Vision?

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APRIL 13, 2021 / 12:30PM, MG.TO - Magna International Inc Investor Event

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Itay, I think there's going to be 2 things. One is segment mix, and part of it is going to be our efforts and success in some of the world-class manufacturing initiatives that we talk about all the time. If you look even between 2023 time frame, you're seeing growth pretty well across all our segments.

I think mix is going to help. I think as you start moving in towards electrification and ADAS, that should be positive. The negative to that is, remember, as Magna Steyr, that operates at margins that are less than Magna's overall margin. So it's a combination of both, world-class manufacturing as well as mix, should help move margins forward.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

In closing, before we sign off, I want to thank you again for spending the morning with us. I'm hopeful that the next time we are together, things will be back to normal and we can be together in person.

In the meantime, you're always welcome to contact me or our Chairman of the Board, Bill Young. And for any really hard questions, well, you know how to contact Louis and Vince.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Thanks, Swamy.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO, President & Director

On a more serious note, though, I know we have shared a lot of information with you today. It's this level of detail you can expect to hear going forward as we execute our strategy and reach key milestones. Yes, there is a lot of complexity in what we do. But our path to continued success is very clear and very intentional, I hope, as you've seen.

We appreciate your ongoing confidence in Magna. Have a great rest of your day, and I look forward to talking to you again soon. Thank you.

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